Exemption File No. 82-5006



SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司





26 August 2010

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose copies of two sets of our Company's announcements both dated 25 August 2010 which we released to The Stock Exchange of Hong Kong Limited on 25 August 2010 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

Encls.

9/3

E:\stephanie\cos\SA\2010 IR\US SEC\ltr to USSEC.doc





SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

CLOSURE OF REGISTERS OF MEMBERS

NOTICE IS HEREBY GIVEN that the registers of members of Shangri-La Asia Limited (the "Company") will be closed from Monday, 27 September 2010 to Wednesday, 29 September 2010, both dates inclusive, for the purpose of determining shareholders' entitlements to the interim dividend whose names appear on the registers of members on Wednesday, 29 September 2010. During such period, no transfer of shares of the Company will be registered.

To qualify for the interim dividend, all share transfers must be lodged with the Company's branch share registrar in Hong Kong, Tricor Abacus Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 p.m. on Friday, 24 September 2010.

By Order of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 25 August 2010

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Ean, Mr. Lui Man Shing, Mr. Madhu Rama Chandra Rao and Mr. Gregory Allan Dogan as Executive Directors; Mr. Ho Kian Guan, Mr. Kuok Khoon Loong, Edward, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man, BBS, JP and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*

"Please also refer to the published version of this announcement in the South China Morning Post."



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

2010 INTERIM RESULTS ANNOUNCEMENT

The board of directors (the "Board") of Shangri-La Asia Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group"), and associates for the six months ended 30 June 2010. These results have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and by the Audit Committee of the Board. The review report of the auditors will be included in the interim report sent to the shareholders of the Company.

The consolidated profit attributable to equity holders of the Company for the six months ended 30 June 2010 increased to US$74.8 million (US2.599 cents per share) from US$67.3 million (US2.340 cents per share) in the same period last year.

The Board has declared an interim dividend of **HK10 cents** per share for 2010 (2009: HK6 cents per share) payable on Friday, 8 October 2010, to shareholders whose names appear on the Registers of Members of the Company on Wednesday, 29 September 2010.

GROUP FINANCIAL HIGHLIGHTS

Consolidated Results

		Six months ended 30 June	
		2010	2009
		Unaudited	Unaudited
Sales	*US$'000*	**722,851**	533,614
Profit attributable to the equity holders of the Company	*US$'000*	**74,752**	67,264
Earnings per share	*US cents*	**2.599**	2.340
equivalent to	*HK cents*	**20.142**	18.135
Dividend per share	*HK cents*	**10**	6
Annualized Return on Equity [Profit attributable to equity holders of the Company for the six months / Average equity attributable to equity holders of the Company x 2]		**3.5%**	3.4%
EBITDA (earnings before net finance costs, tax, depreciation, amortization and non-operating items)	*US$ million*	**218.8**	124.7
EBITDA Margin [EBITDA/Sales]		**30.3%**	23.4%

Consolidated Statement of Financial Position

		As at	
		30 June 2010	31 December 2009
		Unaudited	Audited
Total equity	*US$'000*	**4,597,506**	4,545,297
Net assets attributable to the Company's equity holders	*US$'000*	**4,270,450**	4,229,505
Net borrowings (total of bank loans and overdrafts less cash and bank balances)	*US$'000*	**1,906,398**	1,844,412
Net assets per share attributable to the Company's equity holders	*US$*	**1.48**	1.47
Net assets (total equity) per share	*US$*	**1.59**	1.57
Net borrowings to total equity ratio		**41.5%**	40.6%

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(All amounts in US dollar thousands)

	Note	As at 30 June 2010 Unaudited	As at 31 December 2009 Audited (Restated)
ASSETS			
Non-current assets			
Property, plant and equipment		**4,042,334**	4,055,634
Investment properties		**689,985**	675,634
Leasehold land and land use rights		**451,085**	453,926
Intangible assets		**92,407**	94,450
Interest in associates		**1,637,164**	1,590,397
Deferred income tax assets		**1,341**	1,262
Available-for-sale financial assets		**4,737**	4,681
Other receivables		**21,049**	21,802
		6,940,102	6,897,786
Current assets			
Inventories		**35,370**	36,252
Properties for sale		**23,781**	27,921
Accounts receivable, prepayments and deposits	*4*	**127,566**	128,824
Due from associates		**42,143**	34,214
Financial assets held for trading		**20,724**	24,386
Cash and bank balances		**641,060**	665,317
		890,644	916,914
Total assets		**7,830,746**	7,814,700
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	*5*	**1,944,022**	1,943,448
Other reserves		**1,404,283**	1,412,324
Retained earnings			
– Proposed interim/final dividend	*13*	**37,119**	22,269
– Others		**885,026**	851,464
		4,270,450	4,229,505
Non-controlling interests		**327,056**	315,792
Total equity		**4,597,506**	4,545,297

	Note	As at 30 June 2010 Unaudited	As at 31 December 2009 Audited (Restated)
LIABILITIES			
Non-current liabilities			
Bank loans		**2,273,237**	2,240,553
Derivative financial instruments		**49,283**	44,773
Due to non-controlling shareholders		**33,126**	35,329
Deferred income tax liabilities		**217,151**	216,037
		2,572,797	2,536,692
Current liabilities			
Accounts payable and accruals	*6*	**357,293**	441,787
Due to non-controlling shareholders		**5,022**	5,178
Current income tax liabilities		**23,563**	14,830
Bank loans and overdrafts		**274,221**	269,176
Derivative financial instruments		**344**	1,740
		660,443	732,711
Total liabilities		**3,233,240**	3,269,403
Total equity and liabilities		**7,830,746**	7,814,700
Net current assets		**230,201**	184,203
Total assets less current liabilities		**7,170,303**	7,081,989

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(All amounts in US dollar thousands)

	Note	Six months ended 30 June 2010 Unaudited	Six months ended 30 June 2009 Unaudited
Sales	*3*	**722,851**	533,614
Cost of sales	*7*	**(301,858)**	(232,672)
Gross profit		**420,993**	300,942
Other (losses)/gains – net	*8*	**(17,049)**	4,527
Marketing costs	*7*	**(27,274)**	(21,514)
Administrative expenses	*7*	**(59,785)**	(49,333)
Other operating expenses	*7*	**(243,139)**	(214,530)
Operating profit		**73,746**	20,092
Finance costs – net	*9*	**(21,326)**	(10,848)
Share of profit of associates	*10*	**61,881**	69,118
Profit before income tax		**114,301**	78,362
Income tax expense	*11*	**(30,444)**	(10,123)
Profit for the period		**83,857**	68,239
Profit attributable to:			
Equity holders of the Company		**74,752**	67,264
Non-controlling interests		**9,105**	975
		83,857	68,239
Earnings per share for profit attributable to the equity holders of the Company during the period *(expressed in US cents per share)*			
– basic	*12*	**2.599**	2.340
– diluted	*12*	**2.597**	2.340
Dividend	*13*	**37,119**	22,258

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
(All amounts in US dollar thousands)

	Six months ended 30 June	
	2010	2009
	Unaudited	Unaudited
Profit for the period	**83,857**	68,239
Other comprehensive income:		
Currency translation differences – subsidiaries	**(6,429)**	20,354
Currency translation differences – associates	**7,301**	2,550
Other comprehensive income for the period	**872**	22,904
Total comprehensive income for the period	**84,729**	91,143
Total comprehensive income attributable to:		
Equity holders of the Company	**66,765**	89,223
Non-controlling interests	**17,964**	1,920
	84,729	91,143

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(All amounts in US dollar thousands)

	Unaudited					
	Attributable to equity holders of the Company					
	Share capital	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Balance at 1 January 2009	1,940,997	1,334,921	677,413	3,953,331	298,057	4,251,388
Currency translation differences	–	21,959	–	21,959	945	22,904
Net income recognized directly in equity	–	21,959	–	21,959	945	22,904
Profit for the period	–	–	67,264	67,264	975	68,239
Total comprehensive income for the six months ended 30 June 2009	–	21,959	67,264	89,223	1,920	91,143
Exercise of share options – allotment of shares	615	–	–	615	–	615
Exercise of share options – transfer from option reserve to share premium	117	(117)	–	–	–	–
Payment of 2008 final dividend	–	–	(37,093)	(37,093)	–	(37,093)
Difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration arising from changes in the Company's ownership interest in a subsidiary	–	497	174	671	–	671
Dividend paid and payable to non-controlling shareholders	–	–	–	–	(3,206)	(3,206)
Equity acquired by non-controlling shareholders	–	–	–	–	5,382	5,382
Equity injected by a non-controlling shareholder	–	–	–	–	6,710	6,710
Net change in equity loans due to non-controlling shareholders	–	–	–	–	(323)	(323)
	732	380	(36,919)	(35,807)	8,563	(27,244)
Balance at 30 June 2009	1,941,729	1,357,260	707,758	4,006,747	308,540	4,315,287

	Unaudited					
	Attributable to equity holders of the Company					
	Share capital	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Balance at 1 January 2010	1,943,448	1,412,324	873,733	4,229,505	315,792	4,545,297
Currency translation differences	–	(7,987)	–	(7,987)	8,859	872
Net (expenses)/income recognized directly in equity	–	(7,987)	–	(7,987)	8,859	872
Profit for the period	–	–	74,752	74,752	9,105	83,857
Total comprehensive (expenses)/ income for the six months ended 30 June 2010	–	(7,987)	74,752	66,765	17,964	84,729
Exercise of share options – allotment of shares	520	–	–	520	–	520
Exercise of share options – transfer from option reserve to share premium	54	(54)	–	–	–	–
Payment of 2009 final dividend	–	–	(22,269)	(22,269)	–	(22,269)
Difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration arising from changes in the Company's ownership interest in subsidiaries	–	–	(4,071)	(4,071)	–	(4,071)
Dividend paid and payable to non-controlling shareholders	–	–	–	–	(4,997)	(4,997)
Equity acquired from a non-controlling shareholder	–	–	–	–	(2,562)	(2,562)
Equity injected by a non-controlling shareholder	–	–	–	–	665	665
Net change in equity loans due to non-controlling shareholders	–	–	–	–	194	194
	574	(54)	(26,340)	(25,820)	(6,700)	(32,520)
Balance at 30 June 2010	**1,944,022**	**1,404,283**	**922,145**	**4,270,450**	**327,056**	**4,597,506**

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(All amounts in US dollar thousands unless otherwise stated)

1. General information

The Group owns and operates hotels and associated properties; and provides hotel management and related services.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited.

These condensed consolidated interim financial statements were approved by the Board for issue on 25 August 2010.

2. Basis of preparation and accounting policies

These unaudited condensed consolidated interim financial statements for the six months ended 30 June 2010 have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

These condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2009, which have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The accounting policies and methods of computation used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2009 with the addition of certain amendments to standards, new interpretation and the HKICPA's improvements to HKFRS 2009 which are relevant to the Group's operation and are mandatory for the financial year ending 31 December 2010.

These amendments to standards and new interpretation had no material impact on the Group's financial statements except the following impact on the presentation:

The amendment to HKAS 17 "Leases" removes the specific guidance which previously required that land element held under a lease should be classified as an operating lease. It provides new guidance which indicates that entities should use judgment to decide whether the lease transfers the significant risks and rewards of ownership of the land in accordance with the criteria set out in HKAS 17. The Group has made a reassessment of the existing land lease arrangements and certain "Leasehold land and land use rights" have been reclassified to "Property, plant and equipment" and the corresponding "Amortization of leasehold land and land use rights" has been reclassified to "Depreciation of property, plant and equipment" retrospectively. Comparative information has been restated to reflect this change in accounting policy. The adoption of amendment to HKAS 17 has the following impact on the consolidated financial statements due to the reclassification as aforesaid:

		As at	
	30 June 2010	31 December 2009	1 January 2009
Increase in property, plant and equipment	**78,481**	79,450	81,388
Decrease in leasehold land and land use rights	**78,481**	79,450	81,388

	For the six months ended	
	30 June 2010	30 June 2009
Increase in depreciation of property, plant and equipment	**969**	969
Decrease in amortization of leasehold land and land use rights	**969**	969

3. Segment information

The Group is managed on a worldwide basis in the following main segments:

Hotel operation (hotel ownership and operation)
- Hong Kong
- Mainland China
- Singapore
- Malaysia
- The Philippines
- Japan
- Thailand
- Other countries (including Fiji, Myanmar, Maldives and Indonesia)

Property rentals (ownership and leasing of office, commercial and serviced apartments)
- Mainland China
- Singapore
- Malaysia
- Other countries (including Thailand and the Republic of Mongolia)

Hotel management (provision of hotel management and related services)

The chief operating decision-maker assesses the performance of the operating segments based on a measure of the share of profits after tax and non-controlling interests. This measurement basis excludes the effects of pre-opening expenses of projects, corporate expenses and other non-operating items such as fair value gains or losses on investment properties, fair value adjustments on monetary items and impairments when the impairment is the results of an isolated non-recurring event.

Segment income statement
For the six months ended 30 June 2010 and 2009 (US$ million)

	2010		2009	
	Sales *(Note 2)*	**Profit/(loss) after tax** *(Note 1)*	Sales *(Note 2)*	Profit/(loss) after tax *(Note 1)*
Hotel operation				
Hong Kong	**99.9**	**20.8**	84.0	15.5
Mainland China	**318.5**	**22.6**	218.9	(6.3)
Singapore	**62.3**	**12.6**	59.4	12.4
Malaysia	**56.7**	**6.5**	44.0	3.3
The Philippines	**80.3**	**(0.1)**	64.8	(2.0)
Japan	**20.6**	**(7.4)**	8.2	(9.2)
Thailand	**19.2**	**(0.6)**	13.6	(1.5)
Other countries	**27.2**	**(2.5)**	10.8	0.5
	684.7	**51.9**	503.7	12.7
Property rentals				
Mainland China	**8.9**	**19.4**	7.8	22.5
Singapore	**6.5**	**5.1**	6.3	4.3
Malaysia	**3.3**	**0.9**	3.1	0.8
Other countries	**5.5**	**2.3**	1.1	0.1
	24.2	**27.7**	18.3	27.7
Hotel management	**41.0**	**12.8**	31.5	3.4
Total	**749.9**	**92.4**	553.5	43.8
Less: Hotel management – Inter-segment sales	**(27.0)**		(19.9)	
Total external sales	**722.9**		533.6	
Corporate finance costs (net)		**(3.7)**		(2.2)
Land cost amortization and pre-opening expenses for projects		**(8.6)**		(22.8)
Corporate expenses		**(5.0)**		(6.1)
Exchange (losses)/gains of corporate investment holding companies		**(4.0)**		0.2
Profit before non-operating items		**71.1**		12.9

	2010		2009	
		Profit/(loss)		Profit/(loss)
	Sales	**after tax**	Sales	after tax
	(Note 2)	*(Note 1)*	*(Note 2)*	*(Note 1)*
Non-operating items				
Fair value gains on investment properties		**32.7**		70.9
Unrealized (losses)/gains on financial assets held for trading		**(3.6)**		7.7
Fair value (losses)/gains on interest-rate swap contracts		**(16.5)**		1.7
Fair value adjustments on loans from non-controlling shareholders and security deposit on leased premises		**(1.2)**		(2.9)
Reversal of provision for deferred tax due to reduction in income tax rate in the Philippines and Fiji		**–**		11.0
Income tax for shareholding restructuring in Mainland China		**–**		(5.0)
Provision of impairment losses for projects		**–**		(29.0)
Discarding of fixed assets due to redevelopment of a resort		**(7.7)**		–
Profit attributable to equity holders of the Company		**74.8**		67.3

Notes:

1. Profit/(loss) after tax includes net of tax results from both associates and subsidiaries after share of non-controlling interests.

2. Sales exclude sales of associates.

4. Accounts receivable, prepayments and deposits

	As at	
	30 June 2010	31 December 2009
Trade receivables – net	**56,868**	56,415
Prepayments and deposits	**30,293**	29,255
Other receivables	**40,405**	43,154
	127,566	128,824

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

(a) The fair values of the trade and other receivables are not materially different from their carrying values. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables mentioned above.

(b) A significant part of the Group's sales are by credit cards or against payment of deposits. The remaining amounts are with general credit term of 30 days. The Group has a defined credit policy. The ageing analysis of the trade receivables after provision of impairment is as follows:

	As at 30 June 2010	As at 31 December 2009
0-3 months	**53,927**	53,111
4-6 months	**1,518**	2,020
Over 6 months	**1,423**	1,284
	56,868	56,415

5. Share capital

	No. of shares ('000)	Amount: Ordinary shares	Amount: Share premium	Total
Authorised – Ordinary shares of HK$1 each				
At 1 January 2010 and 30 June 2010	5,000,000	646,496	–	646,496
Issued and fully paid – Ordinary shares of HK$1 each				
At 1 January 2010	2,886,979	372,770	1,570,678	1,943,448
Exercise of share options				
– allotment of shares	413	53	467	520
– transfer from option reserve	–	–	54	54
At 30 June 2010	**2,887,392**	**372,823**	**1,571,199**	**1,944,022**

Certain share options at various exercise prices granted to option holders of the Company under the Executive Option Scheme and the New Option Scheme were exercised and the following new shares were issued:

	Number of option shares issued						
	At HK$8.26 per option share	At HK$8.82 per option share	At HK$8.18 per option share	At HK$6.81 per option share	At HK$11.60 per option share	At HK$14.60 per option share	Total consideration *US$'000*
In year 2010							
January	–	276,195	–	–	–	–	314
April	–	–	–	–	35,000	–	52
May	–	–	–	–	100,000	2,000	154
For the six months ended 30 June 2010	–	276,195	–	–	135,000	2,000	520

The weighted average closing price of the shares immediately before the dates on which the options were exercised for the six months ended 30 June 2010 was HK$14.34 (six months ended 30 June 2009: HK$12.23).

Share options

Share options are granted to directors and to key employees. The exercise price of the granted options is equal to/higher than the closing price of the shares on the date of the grant. Options are conditional on the directors and employees completing one year's service (the vesting period). The options are exercisable starting one year from the grant date and the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The Company has two share option schemes: the Executive Option Scheme and the New Option Scheme.

Movements in the number of outstanding option shares and their related weighted average exercise prices are as follows:

	For the six months ended 30 June 2010		For the year ended 31 December 2009	
	Average exercise price in HK$ per option share	**Number of option shares**	Average exercise price in HK$ per option share	Number of option shares
At 1 January	**12.48**	**13,769,466**	12.20	16,005,410
Exercised	**9.76**	**(413,195)**	10.05	(1,615,944)
Lapsed	**12.12**	**(643,850)**	11.50	(620,000)
At 30 June/31 December	**12.59**	**12,712,421**	12.48	13,769,466

Outstanding option shares at the end of the period/year are as follows:

	Exercise price in HK$ per option share	**Number of option shares as at**	
Last exercisable date		**30 June 2010**	31 December 2009
Executive Option Scheme			
14 January 2010	8.82	–	497,545
14 January 2011	8.18	**67,921**	67,921
		67,921	565,466
New Option Scheme			
31 December 2009	11.60	–	55,000
31 December 2009	14.60	–	277,500
1 September 2010	11.60	–	100,000
1 September 2010	14.60	**40,000**	40,000
31 December 2010	11.60	**50,000**	–
31 December 2010	14.60	**120,000**	100,000
28 May 2012	6.81	**540,000**	540,000
27 April 2015	11.60	**6,927,000**	7,062,000
15 June 2016	14.60	**4,967,500**	5,029,500
		12,644,500	13,204,000

No option was granted during the six months ended 30 June 2010 and 2009.

Options on 50,000 shares and 120,000 shares with exercise price of HK$6.81 and HK$11.60 per share respectively have been exercised subsequent to 30 June 2010 and up to the approval date of the financial statements. Options on 15,000 shares with exercise price of HK$14.60 have lapsed subsequent to 30 June 2010 and up to the approval date of the financial statements.

6. Accounts payable and accruals

	As at 30 June 2010	As at 31 December 2009
Trade payables	**59,289**	65,315
Construction cost payable and accrued expenses	**298,004**	376,472
	357,293	441,787

The ageing analysis of the trade payables is as follows:

	As at 30 June 2010	As at 31 December 2009
0 – 3 months	**54,011**	60,077
4 – 6 months	**2,460**	2,450
Over 6 months	**2,818**	2,788
	59,289	65,315

7. Expenses by nature

Expenses included in cost of sales, marketing costs, administrative expenses and other operating expenses are analyzed as follows:

	For the six months ended 30 June 2010	For the six months ended 30 June 2009 (Restated)
Depreciation of property, plant and equipment (net of amount capitalized of US$87,000 (2009: US$211,000))	**111,846**	96,712
Amortization of leasehold land and land use rights	**5,621**	5,238
Amortization of trade mark and web site development	**556**	612
Employee benefit expenses	**197,804**	164,774
Cost of inventories sold or consumed in operation	**99,143**	74,784
Loss on disposal of property, plant and equipment and partial replacement of investment properties	**670**	850
Discarding of property, plant and equipment due to redevelopment of a resort and renovation of hotels	**9,294**	1,855
Provision for impairment loss on property under development	**–**	3,827

8. Other (losses)/gains – net

	For the six months ended 30 June 2010	For the six months ended 30 June 2009
Net unrealized (losses)/gains on financial assets held for trading	**(3,662)**	7,641
Fair value (losses)/gains on derivative financial instruments		
– interest-rate swap contracts	**(16,509)**	1,739
– forward exchange contract	**(342)**	–
Provision for income tax arising from shareholding restructure of an associate	**–**	(5,000)
Fair value adjustment on security deposit on leased premises	**–**	(2,364)
Interest income	**2,606**	2,325
Dividend income	**465**	249
Others	**393**	(63)
	(17,049)	4,527

9. Finance costs – net

	For the six months ended	
	30 June 2010	30 June 2009
Interest expense		
– bank loans and overdrafts	**22,103**	17,302
– other loans	**1,367**	768
	23,470	18,070
Less: amount capitalized	**(1,250)**	(7,482)
	22,220	10,588
Net foreign exchange transactions (gains)/losses	**(894)**	260
	21,326	10,848

The effective capitalization rate used to determine the amount of borrowing costs eligible for capitalization is 1.8% per annum for the period (2009: 1.7%).

10. Share of profit of associates

	For the six months ended	
	30 June 2010	30 June 2009
Share of profit before tax of associates before share of net increase in fair value of investment properties and provision for impairment loss	**38,859**	31,520
Share of net increase in fair value of investment properties	**43,557**	91,051
Provision for impairment loss for development project in New York	**–**	(24,800)
Share of profit before tax of associates	**82,416**	97,771
Share of associates' taxation before provision for deferred tax liabilities on fair value gains of investment properties	**(9,646)**	(8,541)
Share of provision for deferred tax liabilities on fair value gains of investment properties	**(10,889)**	(20,112)
Share of associates' taxation	**(20,535)**	(28,653)
Share of profit of associates	**61,881**	69,118

11. Income tax expense

Hong Kong profits tax has been provided at the rate of 16.5% (2009: 16.5%) on the estimated assessable profit for the period. Taxation outside Hong Kong includes withholding tax paid and payable on dividends from subsidiaries and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

	For the six months ended	
	30 June 2010	30 June 2009
Current income tax		
– Hong Kong profits tax	**5,171**	4,071
– Overseas taxation	**24,004**	17,330
Deferred income tax charge/(credit)	**1,269**	(11,278)
	30,444	10,123

Deferred income tax for the six months ended 30 June 2009 had been stated after the reversal of provision for deferred tax liabilities of subsidiaries of US$11,049,000 due to reduction of income tax rate in the Philippines and Fiji effective 1 January 2009.

12. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	For the six months ended	
	30 June 2010	30 June 2009
Profit attributable to equity holders of the Company *(US$'000)*	**74,752**	67,264
Weighted average number of ordinary shares in issue *(thousands)*	**2,876,410**	2,874,578
Basic earnings per share *(US cents per share)*	**2.599**	2.340

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is increased by the number of shares that would have been issued assuming the exercise of the share options.

For the six months ended 30 June 2010, the share options with exercise price of HK$8.82 and HK$8.18 issued under the Executive Option Scheme together with the share options with exercise price of HK$6.81 and HK$11.60 issued under the New Option Scheme have the greatest dilution effect. For the six months ended 30 June 2009, the share options with exercise price of HK$8.82 and HK$8.18 issued under the Executive Option Scheme together with the share options with exercise price of HK$6.81 issued under the New Option Scheme have the greatest dilution effect.

	For the six months ended	
	30 June 2010	30 June 2009
Profit attributable to equity holders of the Company *(US$'000)*	**74,752**	67,264
Weighted average number of ordinary shares in issue *(thousands)*	**2,876,410**	2,874,578
Adjustments for share options *(thousands)*	**1,790**	442
Weighted average number of ordinary shares for diluted earnings per share *(thousands)*	**2,878,200**	2,875,020
Diluted earnings per share *(US cents per share)*	**2.597**	2.340

13. Dividends

	For the six months ended	
	30 June 2010	30 June 2009
Interim dividend of HK10 cents (2009: HK6 cents) per ordinary share	**37,119**	22,258

Notes:

(a) At a meeting held on 17 March 2010, the Board proposed a final dividend of HK6 cents per ordinary share for the year ended 31 December 2009, which was paid on 7 June 2010, and has been reflected as an appropriation of retained earnings for the six months ended 30 June 2010.

(b) At a meeting held on 25 August 2010, the Board declared an interim dividend of HK10 cents per ordinary share for the year ending 31 December 2010. This declared dividend is not reflected as a dividend payable in these financial statements, but will be reflected as a distribution of retained earnings for the year ending 31 December 2010. The declared interim dividend of US$37,119,000 for the six months ended 30 June 2010 is calculated based on 2,887,561,817 shares of the Company in issue as at the approval date of these financial statements adjusted by 10,867,055 ordinary shares in the Company held by a subsidiary of the Company with the amount of US$140,000 being eliminated on consolidation.

14. Financial guarantees, contingencies and charges over assets

(a) Financial guarantees

As at 30 June 2010, financial guarantees of the Group were as follows:

(i) The Group executed proportionate guarantees in favour of banks for securing banking facilities granted to certain associates. The Group also executed a counter guarantee in favour of the major shareholder of an associate which had provided full guarantee in favour of a bank for securing banking facilities granted to the associate. The utilized amount of such facilities covered by the Group's guarantees for these associates amounts to US$65,166,000 (31 December 2009: US$47,795,000). The guarantees are stated at their respective contracted amounts. The Board is of the opinion that it is not probable that such guarantees will be called upon.

(ii) The Company, together with three other guarantors (collectively, the "Guarantors"), has executed a recourse carve-out guarantee in favour of certain lenders to secure those certain banking facilities granted to Park Avenue Hotel Acquisition, LLC (the "Borrower") (a 75% subsidiary of a 25.9% owned associate of the Group, which is the owner of the project located at 610 Lexington Avenue, New York, New York, United States (the "Project")) by the lenders. The lenders have brought a foreclosure claim against the Borrower due to the failure of the Borrower to pay the outstanding loan balance due on the maturity date, which was 8 April 2009. Additionally, based upon an allegation that a full recourse event has occurred, the lenders have amended their foreclosure claim against the Borrower to include a claim for a deficiency judgment against all of the Guarantors of the loan encumbering the Project, including the Company, should the foreclosure sale of the Project not realize sufficient proceeds to repay the entirety of the outstanding loan balance due and owing. The lenders are claiming the amount of approximately US$133,602,000 plus all accrued interest and other charges due and owing under the loan documents and are only making a claim against the Guarantors for any deficiency remaining after the sale of the Project in the foreclosure action. The claim for a deficiency judgment as against the Company and the Guarantors named in the foreclosure action was dismissed pursuant to a decision and order of the Supreme Court of the State of New York on 24 February 2010. The order of dismissal is not yet final as the lenders have filed an appeal to the New York Supreme Court, Appellate Division in April 2010. The view of the Company's legal counsel is that the order of dismissal is correctly decided and is a very persuasive decision likely to be upheld on appeal. Accordingly, the Company is of the opinion that an unfavourable outcome for the Company with respect to the claims against the Company as a guarantor in the foreclosure action is remote. In addition to pursuing the defense against the action by the lenders against the Company, the Board intends, to the extent a judgment is ultimately entered against the Guarantors, to enforce the Company's rights under the Contribution Agreement among the Guarantors. Such Contribution Agreement provides that the other Guarantors are liable for 80.575% of any liability imposed under the recourse carve-out guarantee and that the Company is only liable for 19.425% of any such liability imposed upon the Guarantors in the aggregate which amounts to US$25,952,000.

(b) Contingent liabilities

As at 30 June 2010, the Group executed guarantees for securing standby documentary credit granted by banks in favour of certain building contractors relating to the execution of construction works for hotel buildings with the amount of US$21,136,000 (31 December 2009: US$38,852,000). These facilities were undrawn as at 30 June 2010.

A contingent liability amounted to A$2,425,000 (equivalent to US$2,277,000) as at 31 December 2009 under a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract was fully discharged before 30 June 2010 after the aforesaid amount was paid.

(c) Other charges

As at 30 June 2010, bank borrowings of certain subsidiaries amounting to US$56,141,000 (31 December 2009: US$107,726,000) was secured by:

(i) Freehold land and construction of a subsidiary with net book value of US$57,336,000 (31 December 2009: US$55,806,000).

(ii) Land lease right and all immovable assets owned by a subsidiary together with a pledge of all the equity shares of the subsidiary with net book value of US$164,038,000 (31 December 2009: US$169,683,000).

Bank borrowing of a subsidiary amounted to US$51,729,000 as at 31 December 2009 which was secured by the rights and benefits of the insurance policies on that subsidiary's hotel building, vehicles, machinery; and furniture, fixture and equipment with net book value of US$54,455,000 was fully repaid before 30 June 2010.

15. Commitments

Capital expenditure at the date of the statement of financial position committed but not yet incurred is as follows:

	As at 30 June 2010	31 December 2009
Existing properties – Property, plant and equipment and investment properties		
Contracted but not provided for	**164,697**	120,537
Authorized but not contracted for	**50,844**	181,929
Development projects		
Contracted but not provided for	**159,040**	121,000
Authorized but not contracted for	**977,000**	907,670
	1,351,581	1,331,136

16. Events after the date of the statement of financial position

(a) The Company issued a total of 170,000 new ordinary shares to share option holders who have exercised their rights to subscribe for shares of the Company subsequent to 30 June 2010 and up to the approval date of these financial statements.

(b) In August 2010, the Group executed an unsecured bilateral bank loan agreement in an amount of HK$300,000,000 (equivalent to US$38,710,000).

OPERATIONS REVIEW

(Performance compared to the corresponding period last year)

The Group's business is organized into three main segments:

Hotel operation	–	Hotel ownership and operation
Hotel management	–	Provision of hotel management and related services to Group-owned hotels and to hotels owned by third parties
Property rentals	–	Ownership and leasing of office properties, commercial properties and serviced apartments.

Revenues

Hotel Operations

- Continued to be the main source of revenue and operating profits.

- As at 30 June 2010, the Group has equity interest in 50 operating hotels with 24,552 available guest rooms, including the Portman Ritz-Carlton Hotel, Shanghai (the "Portman") and the Hotel JEN, Hong Kong (the "Hotel JEN") which has since been rebranded as the Traders Hotel, Hong Kong. The 200-room Shangri-La Hotel, Tokyo ("Shangri-La Tokyo") is operating under a medium term operating lease.

- Although the global economic situation remains uncertain, results of the Group for the first half of 2010 registered improvement.

- In terms of key performance indicators, performances of all hotels have improved compared to the same period last year except for the room rates of hotels in Japan and Thailand. Segment results are set out in Note 3 to the unaudited financial statements included in this announcement.

- All the hotels in Mainland China recorded improvement in occupancy and RevPAR although the room rates of certain hotels (including the four hotels in Beijing) continue to experience pressure.

- The 449-room Shangri-La Hotel, Guilin (a wholly owned hotel) opened for business on 9 March 2010.

- The results in Singapore have been adversely affected by the temporary closure of the Rasa Sentosa Resort for redevelopment on 15 March 2010. This resort is expected to re-open for business in early 2011.

- Performance of the Shangri-La Tokyo and Shangri-La's Boracay Resort & Spa, the Philippines improved with RevPAR increasing by 105% and 131%, respectively.

- Subsequent to the period end, the 278-room China World Summit Wing in Beijing (a 40.19% owned hotel) opened for business on 16 August 2010 bringing the total number of operating hotels in Mainland China to 28.

The key performance indicators of the Group on an unconsolidated basis for the period are as follows:

Country	**2010 Weighted Average**			2009 Weighted Average		
	Occupancy *(%)*	**Transient Room Rate** *(US$)*	**RevPAR** *(US$)*	Occupancy *(%)*	Transient Room Rate *(US$)*	RevPAR *(US$)*
The People's Republic of China						
Hong Kong	**69**	**269**	**211**	57	252	138
Mainland China	**60**	**133**	**79**	46	134	60
Singapore	**66**	**191**	**150**	61	184	115
Malaysia	**62**	**133**	**80**	54	118	73
The Philippines	**73**	**161**	**115**	68	149	97
Japan	**59**	**441**	**254**	24	543	124
Thailand	**39**	**145**	**65**	26	159	63
Other countries	**65**	**142**	**91**	52	99	50
Group	**61**	**153**	**96**	50	147	74

Note: The RevPAR of hotels under renovation has been computed by excluding the number of rooms under renovation.

Hotel Management

- Except for the Hotel JEN and the Portman, all the other 48 hotels in which the Group has equity interest together with Shangri-La Tokyo are managed by the hotel management subsidiary, SLIM International Limited and its subsidiaries ("SLIM") as at 30 June 2010.

- SLIM had hotel management agreements in respect of 17 operating hotels owned by third parties as at 30 June 2010. Overall weighted average RevPAR and room rates of these 17 hotels increased by 17% and 6%, respectively.

- Revenue of SLIM on consolidation, after elimination of revenue earned from fellow subsidiaries, recorded an increase of 20%.

- For the six months ended 30 June 2010, SLIM signed the following new hotel management agreements:

  - 469-room Shangri-La Hotel, Chongqing in Mainland China which will open in late 2011
  - 325-room Shangri-La Hotel, Haikou in Mainland China which will open in 2012
  - 200-room Shangri-La Hotel, Istanbul in Turkey which will open in 2012

- In August 2010, SLIM signed a management hotel agreement for a 341-room Traders Hotel Wujin, Changzhou in Mainland China which will open for business in late 2011. As at the date of this announcement, SLIM has management agreements on hand for 15 hotels under development owned by third parties.

- Hotel JEN was rebranded as the Traders Hotel, Hong Kong on 1 August 2010 under a new hotel management agreement.

Property Rentals

- The Group's investment properties are located principally in Shanghai and Beijing and are owned by associates.

- The serviced apartments and office spaces of the Group's principal properties in Mainland China generally experienced a decline in yields save for the apartments in the China World Trade Center in Beijing and the Shanghai Centre; and the Office Tower at the Shangri-La Centre, Chengdu.

- In terms of commercial spaces, the Group's principal properties in Mainland China generally experienced increasing yields except for the Beijing Kerry Centre and Shanghai Kerry Centre.

- Subsequent to the period end, the China World Tower, Beijing's tallest building and an iconic landmark for the city in which the Group has 40.19% equity interest, commenced business in August 2010.

Consolidated Profits

- On a segment basis, net profit attributable to equity holders of the Company from hotel operations increased by US$39.2 million while net contribution from investment properties was at the same level in the previous year.

- Net profit before non-operating items increased from US$12.9 million in 2009 to US$71.1 million in 2010.

- Net credit from non-operating items during the current period was US$3.7 million (US$54.4 million in the previous year), mainly contributed by the US$32.7 million fair value gains on investment properties (net of tax) and after offsetting US$3.6 million of unrealized losses on financial assets held for trading, US$16.5 million of fair value losses on interest-rate swap contracts and US$7.7 million loss due to discarding of fixed assets on redevelopment of the Rasa Sentosa Resort, Singapore.

CORPORATE DEBT AND FINANCIAL CONDITIONS

At the corporate level, the Group executed three 5-year bilateral unsecured bank loan agreements during the period totaling US$270 million and HK$500 million (approximately US$64.5 million). These loan agreements were executed for project financing as well as refinancing of loans maturing in 2011. At the subsidiary level, the wholly owned subsidiary in France executed two 3-year unsecured bank loan agreements totaling Euro 50 million (approximately US$61.1 million). A non-wholly owned subsidiary in Mainland China also executed two 5-year unsecured bank loan agreements totaling RMB480 million (approximately US$70.7 million) and a 2-year unsecured bank loan agreement of HK$85 million (approximately US$11.0 million) to refinance its outstanding loans that matured in March 2010.

The Group has not encountered any difficulty when drawing down loans from committed banking facilities. None of the banking facilities were cancelled by the banks during or after the close of the current financial period.

The net borrowings (total of bank loans and overdrafts less cash and bank balances) to total equity ratio, i.e. the gearing ratio, increased from 40.6% as at 31 December 2009 to 41.5% as at 30 June 2010.

The Group has satisfactorily complied with all covenants under its borrowing agreements.

The analysis of borrowings outstanding as at 30 June 2010 is as follows:

	Maturities of Borrowings Contracted as at 30 June 2010				
			Repayment		
(US$ million)	**Within 1 year**	**In the 2nd year**	**In the 3rd to 5th year**	**After 5 years**	**Total**
Borrowings					
Corporate bank loans – unsecured	128.0	884.8	260.0	–	1,272.8
Project bank loans and overdrafts					
– secured	2.5	16.2	30.0	7.5	56.2
– unsecured	143.7	214.4	818.6	41.8	1,218.5
Total	274.2	1,115.4	1,108.6	49.3	2,547.5
Undrawn but committed facilities					
Bank loans and overdrafts	144.7	0.3	466.1	–	611.1

Subsequent to the period end and up to the date of this announcement, the Group executed an unsecured bilateral bank loan agreement at corporate level in an amount of HK$300 million (approximately US$38.7 million).

The currency-mix of the borrowings and cash and bank balances as at 30 June 2010 is as follows:

(US$ million)	**Borrowings**	**Cash and Bank Balances**
In Hong Kong dollars	1,108.3	225.2
In Renminbi	446.8	217.7
In United States dollars	628.0	103.8
In Singapore dollars	–	13.7
In Malaysian Ringgit	45.9	6.4
In Japanese Yen	67.7	1.8
In Philippines Pesos	61.4	15.4
In Euros	183.3	36.9
In Thai Baht	6.1	9.3
In Fiji dollars	–	5.7
In Mongolian Tugrik	–	4.6
In other currencies	–	0.6
	2,547.5	641.1

Excepting the loans in Renminbi which carry interest at rates specified by The People's Bank of China from time to time, all the borrowings are at floating interest rates.

Details of contingent liabilities as at 30 June 2010 are disclosed in Note 14 to the unaudited financial statements included in this announcement.

TREASURY POLICIES

Treasury policies aimed at minimizing interest and currency risk have been consistently followed by the Group as disclosed in the 2009 annual report. Upon the maturity of certain HIBOR interest-rate swap contracts, the principal amount of the outstanding HIBOR and LIBOR interest-rate swap contracts is reduced to HK$3,460 million (approximately US$446.5 million) at fixed interest rates ranging between 4.28% and 4.63% per annum and US$100 million at a fixed interest rate of 4.70% per annum. Taking into account the interest-rate swap contracts and the Renminbi loans, the Group has fixed its interest liability on 39% of its loans outstanding as at 30 June 2010.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts upon consideration of the currency risks involved and the cost of obtaining such cover. A non-wholly owned subsidiary in Thailand has an outstanding short term forward exchange contract of US$15 million between Thai Baht and United States dollars maturing August 2010 to hedge against a short term intra-group loan with the same principal amount.

INVESTMENT PROPERTIES VALUATIONS

The Group measured its investment property portfolio on a fair value basis (including those properties being constructed for future of which fair value becomes reliably determinable at 30 June 2010). For the six months ended 30 June 2010, the Group's share of the increase in fair value of investment properties under construction being owned by certain associates (net of deferred taxation) amounted to US$33 million.

FINANCIAL ASSETS HELD FOR TRADING – TRADING SECURITIES

The investment portfolio remained unchanged during the period. The Group recorded net unrealized fair value losses of US$3.7 million (US$3.6 million after share of non-controlling interests) and dividend income of US$0.5 million (US$0.4 million after share of non-controlling interests) during the period.

DEVELOPMENT PROGRAMMES

Construction work on the following projects is on-going:

	Group's Equity Interest	Hotel Rooms	Serviced Apartments	Projected Opening
Hotel in Mainland China				
Shangri-La Hotel, Manzhouli	100%	201	16	Mid 2011
Hotels in other countries				
Shangri-La Hotel, Paris, France	100%	101	–	Late 2010
Shangri-La Hotel, Vienna, Austria	Operating lease	207	–	Early 2011
Shangri-La Hotel, Ulaanbaatar, the Republic of Mongolia	75%	252	6	2012
Shangri-La Hotel at London Bridge Tower, the United Kingdom	Operating lease	214	–	2012
Other projects and composite developments				
Kerry Parkside Shanghai Pudong (with Kerry Hotel Pudong, Shanghai)	23.20%	574	182	Early 2011
Tianjin Kerry Centre (with Shangri-La Hotel, Tianjin)	20%	535	12	2012
Jing An Kerry Centre (with Jing An Shangri-La, Shanghai)	49%	518	4	2012
Nanjing City Project (with Shangri-La Hotel, Nanjing)	55%	670	5	2012

The Group and its joint venture partners have carried out design and concept planning for the following projects in Mainland China:

- Composite development in Tangshan City (with 370-room Shangri-La Hotel, Tangshan), Group's equity interest being 35%.

- Composite development in Nanchang City (with 319-room Shangri-La Hotel, Nanchang), Group's equity interest being 20%.

These projects will be completed in 2013.

The Group's wholly owned subsidiaries have also acquired land use rights in certain provincial cities in Mainland China including Lhasa, Sanya, Qinhuangdao and Qufu, and Male in the Maldives for hotel development. The Group is reviewing the development plan of these projects.

The Group is also reviewing the development plan of the composite development project in the Bonifacio Global City located at Taguig, Metro Manila, the Philippines with the joint venture partners in which the Group has 40% equity interest.

On 2 February 2010, the Group entered into a shareholders' agreement in connection with the establishment of a wholly foreign-owned enterprise ("JVCO") in Mainland China in which the Group will have 45% equity interest for potential real estate development projects involving hotel, commercial and/or residential elements in Jinan City in Mainland China. The JVCO is now participating at a land bid for 2 sites appropriate for hotel and residential development. Pursuant to the shareholders' agreement, the Group's share of the maximum total investment amount of the JVCO shall be RMB153 million (approximately US$22.5 million).

The estimated incremental funding required directly by the subsidiaries and the Group's share of funding obligations of its associates for all the projects and other renovations (including the redevelopment of Rasa Sentosa Resort, Singapore) involving fund commitments, is currently estimated at US$1,352 million which includes US$182 million guarantees to be executed by the Group in favour of bank loans granted to associates.

ACQUISITIONS

In February 2010, the Group completed the connected transactions in relation to the acquisition of 10% equity interest in each of Changchun Shangri-La Hotel Co., Ltd. ("SLCC") (a 90% indirectly owned subsidiary of the Company before completion of these transactions which owns the Shangri-La Hotel, Changchun in Mainland China) and Jilin Province Kerry Real Estate Development Ltd ("JPKRED") (a 90% indirectly owned subsidiary of the Company before completion of these transactions which owns the land site where the Shangri-La Hotel, Changchun is built) from the non-controlling shareholder of these two subsidiaries. Pursuant to these two agreements, the non-controlling shareholder transferred its 10% equity interest in SLCC and 10% equity interest in JPKRED together with the shareholder's loan of RMB2,500,000 (approximately US$366,000) to the Group at a consideration of RMB38,000,000 (approximately US$5,587,000) and RMB9,639,000 (approximately US$1,412,000), respectively. Following completion of the transactions, the Group owns 100% equity interest in both SLCC and JPKRED. Difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid is US$4,071,000 which has been recognized directly in equity.

MANAGEMENT AGREEMENTS

As at the date of this announcement, the Group has 17 management agreements in respect of operating hotels owned by third parties.

In addition, the Group has agreements on hand for development of 15 new hotels. The development projects are located in Doha (Qatar) (2 hotels), Toronto, Seychelles, Bangalore (2 hotels), Mumbai, Macau (2 hotels), Moscow, Iskandar (Malaysia), Istanbul, Chongqing, Haikou and Changzhou.

PROSPECTS

Economic uncertainties continue to afflict the major economies of North America and Europe, though the Asian economies where the Group has its major presence have performed well. The Group remains cautiously optimistic about the prospects for its business for the remainder of this year.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2010.

CORPORATE GOVERNANCE

The Company recognizes the importance of transparency in governance and accountability to shareholders. The Board believes that shareholders can maximize their benefits from good corporate governance. Therefore, the Company continuously reviews its corporate governance framework to ensure alignment with generally acceptable practices and standards.

During the period under review, the Company has met the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except that Mr Kuok Khoon Ean serves as both the Chairman and the Chief Executive Officer of the Company. The Company believes that the non-separation of the two roles is not significant given that Mr Gregory Allan Dogan, an Executive Director of the Company, is also the President and Chief Executive Officer of Shangri-La International Hotel Management Limited, the hotel management subsidiary of the Company which is entrusted with the primary responsibility of operating the assets of the Group.

REGISTERS OF MEMBERS

The registers of members of the Company will be closed from Monday, 27 September 2010 to Wednesday, 29 September 2010, both dates inclusive, for the purpose of determining shareholders' entitlements to the interim dividend. To qualify for the interim dividend, all share transfers must be lodged with the Company's branch share registrar in Hong Kong, Tricor Abacus Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 p.m. on Friday, 24 September 2010.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 25 August 2010

As at the date of this announcement, the Board comprises Mr Kuok Khoon Ean, Mr Lui Man Shing, Mr Madhu Rama Chandra Rao and Mr Gregory Allan Dogan as Executive Directors; Mr Ho Kian Guan, Mr Kuok Khoon Loong, Edward, Mr Roberto V. Ongpin and Mr Ho Kian Hock (alternate to Mr Ho Kian Guan) as Non-Executive Directors; and Mr Alexander Reid Hamilton, Mr Timothy David Dattels, Mr Wong Kai Man, BBS, JP and Mr Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*